UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2014

Commission File Number 001-36202

NAVIGATOR HOLDINGS LTD.

(Exact name of Registrant as specified in its Charter)

21 Palmer Street

London, SW1H 0AD

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.   Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).   Yes  ☐        No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).   Yes  ☐         No   ☒

ITEM 1—INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the press release issued by Navigator Holdings Ltd. on August 6, 2014: Navigator Holdings Ltd. announces its Second Quarter 2014 Results.

ITEM 2—EXHIBITS

The following exhibit is filed as part of this Report on Form 6-K:

Exhibit No.

Description

99.1

Press Release of Navigator Holdings Ltd. dated August 6, 2014.

NAVIGATOR HOLDINGS LTD. ANNOUNCES ITS SECOND QUARTER 2014 RESULTS

London, England, August 6, 2014 - Navigator Holdings Ltd. (“Navigator”) (NYSE: NVGS),  the owner and operator of the world’s largest fleet of handysize liquefied gas carriers, announced today its financial and operating results for the three and six months ended June 30, 2014.

Highlights

▪

Navigator Holdings Ltd. (NYSE: NVGS) reports revenue of $76.1 million for the second quarter ended June 30, 2014, an increase of 25.8% from revenue of $60.5 million for the second quarter of 2013, primarily as a result of the increase in the number of vessels in our fleet, increased charter rates and improved utilization

▪

Net income increased 71.3% to $19.7 million for the second quarter, compared to $11.5 million for the second quarter of 2013

▪

EBITDA1 increased to $38.7 million for the three months ended June 30, 2014 from $27.0 million for the three months ended June 30, 2013

▪

Earnings Per Share was $0.36 for the three months ended June 30, 2014, based on a significantly increased number of shares outstanding, up from $0.25 for the three months ended June 30 2013

▪

Delivery of the first of thirteen newbuilding vessels occurred in June 2014, Navigator Atlas, a 21,000 semi-refrigerated ethylene capable vessel

▪

Twelve newbuilding semi-refrigerated gas carriers on order, scheduled for delivery between September 2014 and December 2016

A Form 6-K with detailed information on the second quarter 2014 financial results is being filed with the U.S. Securities and Exchange Commission simultaneous with this release. Tomorrow, Thursday, August 7, 2014, at 9:00 A.M. ET, the Company’s management team will host a conference call to discuss the financial results.

Conference Call Details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (866) 819-7111 (US Toll Free Dial In), 0(800) 953-0329 (UK Toll Free Dial In) or +44 (0)1452-542-301 (Standard International Dial In). Please quote “Navigator” to the operator.

A telephonic replay of the conference call will be available until August 14, 2014 by dialing 1(866) 247-4222 (US Toll Free Dial In), 0(800) 953-1533 (UK Toll Free Dial In) or +44 (0)1452 550-000 (Standard International Dial In). Access Code: 11870348#

Audio Webcast:

There will also be a live, and then archived, webcast of the conference call, available through the Company’s website (www.navigatorgas.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Us

Navigator Gas is the owner and operator of the world’s largest fleet of handysize liquefied gas carriers and provides international and regional seaborne transportation of liquefied petroleum gas, petrochemical gases and ammonia for energy companies, industrial users and commodity traders.  Navigator’s fleet consists of 36 semi- or fully-refrigerated liquefied gas carriers, including twelve newbuildings scheduled for delivery by the end of December 2016.

Forward Looking Statements

Statements included in this press release concerning plans and objectives of Navigator’s (“we, ”or “our”) management for future operations or economic performance, or assumptions related thereto, contain forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business and the markets in which we operate as described in this press release. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms or other comparable terminology. These risks and uncertainties include, but are not limited to:

-

future operating or financial results;

-

pending acquisitions, business strategy and expected capital spending;

-

operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs;

-

general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;

-

our financial condition and liquidity, including our ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other corporate activities;

-

estimated future capital expenditures needed to preserve our capital base;

-

our expectations about the receipt of our twelve newbuildings and the timing of the receipt thereof;

-

our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or the useful lives of our vessels;

-

our continued ability to enter into long-term, fixed-rate time charters with our customers;

-

changes in governmental rules and regulations or actions taken by regulatory authorities;

-

potential liability from future litigation;

-

our expectations relating to the payment of dividends; and

-

other factors discussed in Navigator’s filings with the U.S. Securities and Exchange Commission.

We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common stock.

Navigator Gas

Attention: Investor Relations Department

New York:

399 Park Avenue, 38th Floor, New York, NY 10022. Tel: +1 212 355 5893

London:

21 Palmer Street, London, SW1H 0AD.   Tel: +44 (0)20 7340 4850

Item 1. NAVIGATOR HOLDINGS LTD.

Item 2. Consolidated Balance Sheets

Item 3. (Unaudited)

	December 31,	June 30,
	2013	2014
Assets

Current assets
Cash and cash equivalents	$194,740,045	$159,216,275
Accounts receivable, net	11,837,578	6,844,776
Accrued income	7,902,234	9,494,569
Prepaid expenses and other current assets	6,282,218	9,200,379
Inventories	5,924,201	7,193,709

Total current assets	226,686,276	191,949,708

Non-current assets
Long-term debtors	316,559	316,559

Vessels in operation, net	1,026,226,551	1,059,710,983
Vessels under construction	60,197,486	95,560,966
Property, plant and equipment, net	363,015	375,977
Deferred finance costs, net	11,436,165	10,050,069

Total assets	$1,325,226,052	$1,357,964,262

Liabilities and stockholders’ equity
Current liabilities
Current portion of long-term debt	$60,750,308	$58,300,308
Accounts payable	13,585,924	10,338,879
Accrued expenses and other liabilities	6,438,384	7,731,635
Accrued interest	4,261,971	3,909,547
Deferred income	4,803,196	3,448,646

Total current liabilities	89,839,783	83,729,015

Non-current liabilities
Secured term loan facilities, net of current portion	389,734,262	391,809,108
Senior unsecured bond	125,000,000	125,000,000

Total non-current liabilities	514,734,262	516,809,108

Commitments and contingencies

Stockholders’ equity
Common stock – $.01 par value;
400,000,000 shares authorized; 55,339,119 shares
issued and outstanding, (2013: 55,326,765)	553,267	553,391
Additional paid-in capital	584,030,816	584,141,693
Accumulated other comprehensive income / (loss)	(87,930)	29,330
Retained earnings	136,155,854	172,701,725

Total stockholders’ equity	720,652,007	757,426,139

Total liabilities and stockholders’ equity	$1,325,226,052	$1,357,964,262

See accompanying notes to condensed consolidated financial statements.

Item 4. NAVIGATOR HOLDINGS LTD.

Item 5. Consolidated Statements of Income

Item 6. (Unaudited)

	Three months ended		Six months ended
	June 30,		June 30,

	2013	2014	2013	2014

Revenues
Operating revenue	$60,503,439	$76,063,032	$102,816,337	$145,888,561

Expenses
Address and brokerage commissions	1,454,912	1,761,891	2,574,834	3,246,460
Voyage expenses	14,536,713	12,170,651	22,260,159	22,057,008
Charter-in costs	1,800,000	2,100,000	3,174,718	4,200,000
Vessel operating expenses	13,342,764	17,832,779	22,933,154	35,093,994
Depreciation and amortization	8,536,163	11,146,102	15,682,539	22,194,848
General and administrative costs	1,796,382	2,559,295	3,194,643	5,284,129
Other corporate expenses	553,862	922,285	999,183	1,381,350

Total operating expenses	42,020,796	48,493,003	70,819,230	93,457,789

Operating income	18,482,643	27,570,029	31,997,107	52,430,772

Other income/(expense)
Interest expense	(6,942,558)	(7,819,378)	(12,739,434)	(15,668,673)
Interest income	12,651	124,772	46,179	216,790

Income before income taxes	11,552,736	19,875,423	19,303,852	36,978,889
Income taxes	(91,118)	(211,994)	(223,918)	(433,018)

Net income	$11,461,618	$19,663,429	$19,079,934	$36,545,871

Earnings per share:
Basic: (1)	$0.25	$0.36	$0.43	$0.66
Diluted: (1)	$0.25	$0.35	$0.43	$0.66

Weighted average number of shares outstanding:
Basic:(1)	46,293,327	55,337,349	43,965,585	55,332,086
Diluted: (1)	46,293,327	55,535,396	43,965,585	55,431,657

(1) All share amounts (except par value per share amounts) have been retroactively restated for 2013 to reflect the Company’s 3-for-1 stock split on October 29, 2013  as described in Note 5 – Common Stock to these consolidated financial statements.

See accompanying notes to condensed consolidated financial statements.

Item 7. NAVIGATOR HOLDINGS LTD.

Item 8. Consolidated Statements of Cash Flows

Item 9. (Unaudited)

	June 30,	June 30,
	2013	2014

Cash flows from operating activities
Net income	$19,079,934	$36,545,871

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	15,682,539	22,194,848
Payment of drydocking costs	(1,392,598)	(2,277,898)
Amortization of share-based compensation	390,111	451,172
Amortization of deferred financing costs	842,108	1,386,096
Unrealized foreign exchange	(70,656)	107,562
Changes in operating assets and liabilities
Accounts receivable	(2,199,526)	4,992,802
Inventories	(3,539,610)	(1,269,508)
Accrued income and prepaid expenses and other current assets	(3,543,370)	(4,510,495)
Accounts payable, accrued interest and other liabilities	2,456,179	(3,660,769)

Net cash provided by operating activities	27,705,111	53,959,681

Cash flows from investing activities
Payment to acquire vessels	(273,072,920)	(350,477)
Payment for vessels under construction	(10,556,464)	(88,308,704)
Purchase of other property, plant and equipment	(47,030)	(108,945)
Release of short-term investment	10,000,000	-
Placement of short-term investment	(10,000,000)	-

Net cash used in investing activities	(283,676,414)	(88,768,126)

Cash flows from financing activities
Proceeds from secured term loan facilities	147,150,000	30,000,000
Direct financing costs of secured term loan facilities	(6,669,871)	-
Repayment of secured term loan facilities	(13,421,254)	(30,375,154)
Issuance costs of 9% senior unsecured bond	(25,179)	-
Proceeds from issuance of stock	75,000,000	-
Issuance costs of stock	(19,978)	(340,171)

Net cash provided / (used) by financing activities	202,013,718	(715,325)

Net decrease in cash and cash equivalents	(53,957,585)	(35,523,770)

Cash and cash equivalents at beginning of period	140,870,317	194,740,045

Cash and cash equivalents at end of period	$86,912,732	$159,216,275

Supplemental Information
Total interest paid during the year, net of amounts capitalized	$10,786,776	$14,685,002

Total tax paid during the year	$32,496	$326,695

See accompanying notes to condensed consolidated financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIGATOR HOLDINGS LTD.

Date: August 6, 2014

By:

/s/ Niall Nolan

Name:

Niall Nolan

Title:

Chief Financial Officer

Footnotes

1 EBITDA represents net income before net interest expense, income taxes and depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to consolidated net income or cash generated from operations, as determined by U.S. GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is not a recognized measurement under U.S. GAAP.

Endnotes

US 2820165v.1